UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Company”) dated February 20, 2014: Dynagas LNG Partners L.P. Reports Results for the Fourth Quarter and Year Ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 20, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

DYNAGAS LNG PARTNERS L.P. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2013

ATHENS, Greece – February 20, 2014 - Dynagas LNG Partners LP (NasdaqGS: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced results (unaudited) for the fourth quarter and year ended December 31, 2013.

Fourth quarter and Twelve month 2013 Highlights:

•

Net income for the fourth quarter and year ended December 31, 2013 of $11.0 million and $45.6 million respectively;

•

Distributable Cash Flow ** of $12.9 million during the fourth quarter of 2013; and

•

Adjusted EBITDA ** for the fourth quarter and year ended December 31, 2013 of $17.4 million and $68.9 million respectively.

** Adjusted EBITDA and Distributable Cash Flow are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Quarterly Cash Distribution: On February 14, 2014, the Partnership paid a partial cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the IPO closing date through December 31, 2013. This distribution corresponds to a quarterly distribution of $0.365 per outstanding unit, or $1.46 per outstanding unit on an annualized basis, which is consistent with the Partnership’s minimum quarterly distribution.

Tony Lauritzen the Partnership’s Chief Executive Officer commented:

 “We are pleased to report the Partnership’s earnings for the fourth quarter of 2013 which was also the quarter during which the Partnership completed its Initial Public Offering (IPO) and listed on NASDAQ in November. Our IPO during the past quarter represents a milestone in our history as we set the foundation to pursue our business plan.  In particular, we are focused on the performance of our fleet from a safety, operational and technical point of view.  During this past quarter we have had 100% fleet utilization, which is reflected in our financial results. With 100% charter coverage scheduled for our fleet through 2015, we plan to focus our attention in 2014 on growth and operational efficiency.  The fleet of seven LNG carriers (the “Optional Vessels”) currently owned by our Sponsor, Dynagas Holding Ltd., provides us with an identified source of growth through options with what we believe are attractive employment and technical characteristics. In addition, the expertise and technical capabilities of our Manager, Dynagas Ltd., support our strategy of maintaining safe and efficient operations for our LNG Carriers. I look forward to working with our team on implementing all of our goals.”

Financial Results Overview:

For the results and the selected financial data presented herein, the Partnership has compiled consolidated statements of income for the three month period and year ended December 31, 2013 and 2012, which were derived from the unaudited condensed consolidated financial statements for the periods presented.

Three Month Period Ended                                             Year Ended

(Dollars in thousands, except per unit data)	December 31, 2013 (unaudited)	December 31, 2012 (unaudited)	December 31, 2013 (unaudited)	December 31, 2012
Adjusted EBITDA(1)	$17,370	$14,701	$68,931	$53,223
Net Income	$11,014	$8,793	$45,620	$29,836
Operating Income	$13,989	$11,335	$55,381	$39,667
Distributable Cash Flow(1)	$12,943	$9,899	$46,846	$37,487
Earnings per common unit basic and diluted	$0.51	$0.40	$2.95	$1.37

(1) Adjusted EBITDA and Distributable Cash Flow are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three month periods ended December 31, 2013 and 2012

The Partnership reported net income attributable to unitholders of $11.0 million for the fourth quarter of 2013, compared to $8.8 million in the same period of 2012, representing an increase of 25.3%. Operating income increased from $11.3 million in the fourth quarter of 2012 to $14.0 million in the corresponding period of 2013, representing an increase of 23.4%.

Adjusted EBITDA for the fourth quarter of 2013 was $17.4 million compared to $14.7 million for the fourth quarter of 2012, an increase of approximately 18.2%.

The Partnership's Distributable Cash Flow for the fourth quarter of 2013 was $12.9 million compared to $9.9 million in the fourth quarter of 2012. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions.

The improvement in the Partnership’s operating results discussed above was attributed primarily to the lack of special survey and dry dock expenses along with the associated voyage and operating expenses in the fourth quarter of 2013 compared to the same period in 2012. During the fourth quarter of 2012 one of our LNG carriers, the “Clean Force”, underwent its scheduled dry-dock and special survey and incurred approximately $1.2 million of direct and peripheral dry dock related expenses. Another contributing factor was the increase in revenues, mainly attributable to the escalated time charter rate earned by the LNG carrier “Clean Force”, related to the exercise of the minimum three year extension period under its current time charter contract. Net income was also slightly impacted by an approximately $0.3 million increase in interest and finance costs due to the commitment fees we incurred under our new Senior Secured Revolving Credit Facility, entered into concurrently with our IPO.

The fourth quarter 2013 results also include a $0.7 million non-cash write off and amortization of deferred finance costs primarily as a result of the full repayment of all loans outstanding at the IPO closing date. Such fees approximated $0.1 million for the same period of 2012.

Total operating expenses for the fourth quarter of 2013 were $2.8 million, or approximately $10,315 per LNG carrier per day. For the fourth quarter of 2012, total operating expenses were $4.1 million, or approximately $14,721 per LNG carrier per day.  The decrease in operating expenses was mainly attributable to the peripheral dry dock costs associated with the mandatory five year special survey of one of our LNG carriers in the fourth quarter of 2012. No special survey and dry-dock repairs were incurred on any of our LNG carrier in 2013.

The average daily hire gross of commissions earned by our LNG carriers in the fourth quarter of 2013 was $78,076, compared to $73,766 in the same period in 2012. During the three month period ended December 31, 2013, all of our vessels operated at 100% utilization compared to 99.5% over the same period in 2012.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Years Ended December 31, 2013 and 2012

The Partnership reported net income attributable to unitholders of $45.6 million for the year ended December 31, 2013, compared to $29.8 million in the same period of 2012, representing an increase of 52.9%. Operating income increased from $39.7 million in the year ended December 31, 2012 to $55.4 million in the corresponding period of 2013, representing an increase of 39.6%.

Adjusted EBITDA for the year ended December 31, 2013 was $68.9 million compared to $53.2 million for the year ended December 31, 2012, representing an increase of approximately 29.5%.

The Partnership generated Distributable Cash Flow  for the year ended December 31, 2013 of $46.8 million, as compared to $37.5 million for the same period in 2012. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions.

The Partnership’s operating results were positively affected by the increase in voyage revenues by $8.2 million, or 10.6%, which was attributable to the exercise of the “Clean Force” time charter option at an escalated time charter rate as well as the higher charter rate earned by the “Ob River”, after entering its current five year time charter contract in September, 2012. In addition, our improved operating results were due to the fact that we did not incur any dry dock or special survey on any of our LNG carriers in 2013.  The dry docking of all of our LNG carriers in the year ended December 31, 2012, increased our voyage, operating and dry-dock expenses in the year ended December 31, 2012 at an aggregate amount of approximately $4.5 million in the same period.

Daily average operating expenses during the year ended December 31, 2013 was $10,876 per LNG carrier, compared to $14,319 per LNG carrier in the same period in 2012. The reduction is primarily attributable to our fleet not having incurred special survey and dry-dock peripheral expenses in 2013.

The average daily hire gross of commissions earned by our vessels in 2013 was $73,843, compared to $70,561 in the same period in 2012. During the year ended December 31, 2013 all of our LNG carriers operated at 100% utilization.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity Position

As of December 31, 2013, the Partnership reported cash of $27.7 million (including cash minimum liquidity requirements imposed by our lenders) and had available undrawn borrowings of $48.0 million under its $262 million revolving credit facility. Total indebtedness as of December 31, 2013 was $214.1 million, excluding the $5.5 million that was drawn under our revolving credit facility with our Sponsor, Dynagas Holding Ltd., which was repaid by the Partnership in January 2014. The average margin over LIBOR accruing on the Partnership’s outstanding bank debt during the quarter ended December 31, 2013 was approximately 2.2%.

As of December 31, 2013, total net debt (1) was $186.4 million. On the basis of the above net debt and annual Adjusted EBITDA, the Partnership has a leverage ratio of 2.7 times as of December 31, 2013.

(1) Net debt means total indebtedness, excluding the Sponsor Loan, after subtracting our reported cash of $27.7 million

Time charter coverage

As of February 20, 2014, we have secured employment for 100% of our total fleet calendar days through 2015 and 89% of our fleet calendar days for 2016. Time charter coverage in regards to total fleet calendar days is calculated on the basis of the earliest estimated redelivery dates.

The contracted revenue backlog for the Partnership as of February 20, 2014 was approximately $269.6 million with average remaining contract duration of 3.2 years, which may grow further as a function of specific discussions relating to the employment of our vessels. (2)

(2) We calculate our contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

Outlook

The Board is pleased with the outstanding operational performance and growth in operating income of the Partnership for the period ended December 31, 2013. The Board believes that the Partnership is positioned to grow its fleet. Under the Omnibus Agreement the Partnership entered into with Dynagas Holding Ltd. in connection with the IPO (the “Omnibus Agreement”), there are seven additional identified vessels (“Optional Vessels”) which the Partnership has the option to purchase within 24 months from their delivery from the shipyard. Pursuant to the Omnibus Agreement, the Partnership also has the option to acquire from Dynagas Holding Ltd. all LNG carriers that Dynagas Holding Ltd. acquires or owns that will be employed under contracts for periods of four years or more.

The Optional Vessels, which consist of three modern ice class LNG carriers with an average age of less than one year, and four newbuilding ice class LNG carriers, which are expected to be delivered within the next 16 months. Four of our Optional Vessels are presently employed on long-term charters with first class counterparties. In addition, our Sponsor is seeking other LNG investment opportunities to provide the Partnership with the opportunity for more growth through asset dropdowns.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NasdaqGS: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of three LNG carriers, each of which has a carrying capacity of approximately 150,000 cbm.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

          APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of Dollars except units and per unit data)	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
REVENUES
Voyage revenues	$21,677	$20,940	$85,679	$77,498
EXPENSES
Voyage expenses	(178)	(296)	(675)	(2,487)
Voyage expenses-related party	(270)	(266)	(1,011)	(981)
Vessel operating expenses	(2,847)	(4,063)	(11,909)	(15,722)
General and administrative expenses	(281)	(278)	(387)	(278)
Management fees	(689)	(638)	(2,737)	(2,638)
Depreciation	(3,423)	(3,422)	(13,579)	(13,616)
Dry-docking and special survey costs	-	(642)	-	(2,109)
Operating income	13,989	11,335	55,381	39,667
Interest and finance costs, net	(2,933)	(2,486)	(9,732)	(9,575)
Other, net	(42)	(56)	(29)	(256)

Net Income	$11,014	$8,793	$45,620	$29,836
Earnings per unit, basic and diluted

Common unit (basic and diluted)	0.51	0.40	2.95	1.37
Subordinated unit (basic and diluted)	0.37	0.40	1.52	1.37
General Partner unit (basic and diluted)	0.37	0.40	1.52	1.37
Weighted average number of units outstanding, basic and diluted (1):
Common units	10,680,652	6,735,000	7,729,521	6,735,000
Subordinated units	14,985,000	14,985,000	14,985,000	14,985,000
General Partner units	30,000	30,000	30,000	30,000

(1) On October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the “General Partner”), a company owned and controlled by Dynagas Holding Ltd, 30,000 general partner units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in the Partnership). The unit and per unit data included this section have been restated to reflect the issuance of the above units, for all periods presented.

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets

 (Expressed in thousands of U.S. Dollars—except for unit data)

	December 31, 2013 (unaudited)	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 5,677	$ —
Restricted cash	—	6,773
Due from related party	1,456	—
Other current assets	473	2,208
Total current assets	7,606	8,981

FIXED ASSETS, NET:
Vessels, net	453,175	466,754
Total fixed assets, net	453,175	466,754
OTHER NON CURRENT ASSETS:
Restricted Cash	22,000	—
Due from related party	675	540
Deferred revenue and other deferred charges	5,279	—
Total assets	$ 488,735	$ 476,275

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$ —	$ 380,715
Trade payables	3,743	5,040
Loan from related party	5,500	—
Due to related party	—	3,859
Accrued liabilities and other payables	1,041	2,085
Unearned revenue	4,619	6,735
Total current liabilities	14,903	398,434
Deferred revenue	2,048	2,666
Long-Term Debt, net of current portion	214,085	—
Total non-current liabilities	216,133	2,666

PARTNERS’ EQUITY:
General partner: 30,000 units issued and outstanding as at December 31, 2013 and December 31, 2012	150	104
Common unitholders: 14,985,000 units issued and outstanding as at December 31, 2013 and 6,735,000 units issued and outstanding as at December 31, 2012	182,969	23,278
Subordinated unitholders: 14,985,000 units issued and outstanding as at December 31, 2013 and December 31, 2012	74,580	51,793
Total partners’ equity	257,699	75,175

Total liabilities and partners’ equity	$ 488,735	$ 476,275

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	December 31 2013 (unaudited)	December 31, 2012
Cash flows from Operating Activities:
Net income:	$ 45,620	$ 29,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,579	13,616
Amortization and write-off of deferred financing fees	1,050	590
Deferred revenue	(4,245)	2,666
Provision for doubtful debt	63	—
Change in fair value of derivative financial instruments	—	(5,692)
Changes in operating assets and liabilities:
Trade receivables	118	126
Prepayments and other assets	(178)	184
Due from/ to related party	(5,450)	(18,597)
Trade payables	(3,156)	3,804
Accrued liabilities and other payables	(1,081)	(701)
Unearned revenue	(2,116)	2,070

Net cash provided by Operating Activities	44,204	27,902

Cash flows from Investing Activities:

Net cash provided by Investing Activities	—	—

Cash flows from/ (used in) Financing Activities:
Decrease/ (increase) in restricted cash	(15,227)	(4,453)
Issuance of common stock, net of issuance costs	138,800	—
Loan from related party	5,500	—
Proceeds from long-term debt	214,085	220,000
Repayment of long-term debt	(380,715)	(124,890)
Repayment of stockholders’ loan	—	(116,584)
Payment of deferred financing costs	(970)	(1,975)

Net cash used in Financing Activities	(38,527)	(27,902)

Net increase in cash and cash equivalents	5,677	—
Cash and cash equivalents at beginning of the period	—	—
		—
Cash and cash equivalents at end of the period	$ 5,677	$ —

APPENDIX B

Fleet Statistics	Three Months Ended December 31,		Year Ended December 31,
(expressed in United states dollars)	2013	2012	2013		2012

Number of vessels at the end of period	3	3	3		3
Average number of vessels in the period (1)	3	3	3		3
Calendar Days (2)	276	276	1095		1098
Available Days (3)	276	262	1095	`	1056
Revenue earning days (5)	276	262	1095		1051
Time Charter Equivalent (4)	$76,917	$77,779	$76,706		$70,104
Fleet Utilization (5)	100%	100%	100%		99.5%
Vessel daily operating expenses (6)	$10,315	$14,721	$10,876		$14,319

(1)  Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)   Calendar days are the total days we possessed the vessels in our fleet for the relevant period.

(3)  Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the three month periods and years ended December 31, 2013 and 2012 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available days):

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013		2012

Voyage revenues	$21,677	$20,940	$85,679		$77,498
Voyage Expenses (7)	(448)	(562)	(1,686)		(3,468)
Time Charter equivalent revenues	$21,229	$20,378	$83,993		$74,030
Available Days (3)	276	262	1,095	`	1,056
Time charter equivalent (TCE) rate	$76,917	$77,779	$76,706		$70,104

(5)   We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)    Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs, flag taxes and , is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)    Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our liquidity and our operating performance.

The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP financial measures, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
Reconciliation to Net Income	(In thousands of Dollars)
Net Income	$11,014	$8,793	$45,620	$29,836

Net interest expense (1)	2,933	2,486	9,732	9,771
Depreciation	3,423	3,422	13,579	13,616
Adjusted EBITDA	$17,370	$14,701	$68,931	$53,223

(1) Includes interest and finance costs, loss from derivative instruments and interest income

Distributable Cash Flow

Distributable Cash Flow with respect to any quarter means Adjusted EBITDA after considering period interest and finance costs, non-cash revenue amortization adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable Cash Flow to Adjusted EBITDA and net income, the most directly comparable GAAP measure.

	Three Months Ended December 31, 2013	Year Ended December 31, 2013
Net Income	$11,014	$45,620
Depreciation	3,423	13,579
Amortization and write-off of deferred finance fees	652	1,050
Interest and finance costs	2,281	8,682
Adjusted EBITDA	17,370	68,931
Interest and finance costs	(2,281)	(8,682)
Non-cash revenue adjustments	159	(4,182)
Maintenance capital expenditure reserves	(514)	(2,056)
Replacement capital expenditure reserves	(1,791)	(7,165)
Distributable Cash Flow	$12,943	$46,846